11015753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
FEB 24 2011
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning — 212 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park, Dr. W.		Woodbury, NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DU6176848
QUALIFIED IN KINGS COUNTY
COMMISSION EXP. NOVEMBER 5, 2011

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Table of Contents

Ives & Sultan, LLP

Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

Independent Auditors' Report on Financial Statements

To the Board of Directors
Stratton Capital Management Ltd.
New York, New York

We have audited the accompanying statements of financial condition of Stratton Capital Management, Ltd. as of December 31, 2010, 2009 and 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd., as of December 31, 2010, 2009 and 2008 and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

IVES & SULTAN, LLP
Certified Public Accountants

February 12, 2011

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

Assets	2010	2009	2008
Assets			
Cash and Cash Equivalents *(Note 1b)*	$231,783	$261,041	$ 231,272
Accounts Receivable	328,800	667,600	843,900
Prepaid Expenses	14,594	18,333	12,061
Property and Equipment – Net of Accumulated Depreciation *(Note 2)*	19,578	6,724	8,932
TOTAL ASSETS	$594,755	$953,698	$1,096,165

Liabilities and Stockholders' Equity

Liabilities			
Accounts Payable and Accrued Expenses	$ 32,756	$ 22,915	$ 41,683
Income Taxes Payable	---	5,034	29,447
Liability for Pension Benefits	---	68,985	---
	32,756	96,934	71,130
Stockholders' Equity			
Capital Stock ($.01 par value 1,000 shares authorized Issued as Outstanding)	10	10	10
Paid-In Capital	75,199	75,199	75,199
Retained Earnings	486,790	824,073	949,826
Accumulated Comprehensive Income	---	(42,518)	---
	561,999	856,764	1,025,035
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$594,755	$953,698	$1,096,165

See accountants' audit report and accompanying notes to financial statements

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2010	2009	2008
Revenues			
Commissions	$706,978	$1,257,216	$1,521,368
Interest and Dividends	904	605	2,380
Total Revenues	707,882	1,257,821	1,523,748
Expenses			
Officer Salary	175,000	180,000	180,000
Office Salaries	146,444	273,899	277,488
Payroll Taxes	25,256	33,912	33,167
Rent and Utilities	177,085	179,300	186,888
Pension Expense	(20,711)	30,585	20,000
Office Expense	49,894	48,213	19,716
Telephone and Communications	17,771	16,481	15,121
Consulting	13,340	13,360	18,205
Computer Expense	7,732	6,183	6,171
Dues, Licenses and Fees	22,500	16,741	18,123
Professional Fees	59,209	70,706	83,467
Insurance	22,916	32,479	28,076
Travel and Entertainment	93,493	137,590	88,635
Depreciation	3,639	2,208	2,208
Total Expenses	793,568	1,041,657	977,265
Income (Loss) before Income Taxes	(85,686)	216,164	546,483
Provision for Income Taxes *(Note 1d)*	1,597	21,917	48,799
Net Income (Loss)	$(87,283)	$ 194,247	$ 497,684

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Capital Stock	Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2010	$10	$75,199	$824,073		$(42,518)	$856,764
Net Income (Loss)	---	---	(87,283)	(87,283)		(87,283)
Projected Benefit Obligation Adjustment on Plan termination				42,518	42,518	42,518
Comprehensive Income (Loss)				(44,765)	42,518	42,518
Less: Stockholders' Distribution	---	---	(250,000)			(250,000)
Balance, December 31, 2010	$10	$75,199	$486,790		$ ---	$561,999

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Capital Stock	Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2009	$10	$75,199	$949,826	---	---	$1,025,035
Net Income	---	---	194,247	194,247	---	194,247
Effects of Accounting Changes Regarding pension plan measurement Date Pursuant to ASC 715 Net of Tax	---	---	---	(7,905)	(7,905)	(7,905)
Income in Net Unrecognized Loss	---	---	---	(18,766)	(18,766)	(18,766)
Other Adjustments	---	---	---	(638)	(638)	(638)
Unfunded Projected Benefit Obligation	---	---	---	(15,209)	(15,209)	(15,209)
Comprehensive Income	---	---	---	151,729	(42,518)	(42,518)
Less: Stockholders' Distribution	---	---	(320,000)		---	(320,000)
Balance, December 31, 2009	$10	$75,199	$824,073		$(42,518)	$ 856,764

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$10	$75,199	$802,142	$877,351
Net Income	---	---	497,684	497,684
Less: Stockholders' Distribution	---	---	(350,000)	(350,000)
Balance, December 31, 2008	$10	$75,199	$949,826	$1,025,035

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2010	2009	2008
Cash Flows From Operating Activities:			
Net Income (Loss)	$(87,283)	$194,247	$497,684
Adjustment to Reconcile Net Income to Net Cash Provided By (Used For) Operations:			
Depreciation	3,639	2,208	2,208
(Increase) Decrease in Assets:			
Accounts Receivable	338,800	176,300	1,135
Prepaid Expenses	3,739	(6,272)	10,941
Increase (Decrease) in Liabilities:			
Accounts Payable and Accrued Expenses	9,841	(18,768)	(4,858)
Income Taxes Payable	(5,034)	(24,413)	8,559
Accrued Pension Expense	(26,467)	26,467	---
Net Cash Provided By Operating Activities	237,235	349,769	515,669
Cash Flows from Investing Activities			
Acquisition of Property and Equipment	(16,493)	---	---
Cash Flows From Financing Activities:			
Stockholder's Distributions	(250,000)	(320,000)	(350,000)
Net Increase (Decrease) in Cash	(29,258)	29,769	165,669
Cash and Cash Equivalents - At Beginning	261,041	231,272	65,603
Cash and Cash Equivalents - At End	$231,783	$261,041	$231,272
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During The Period For:			
Interest	$ ---	$ ---	$ ---
Taxes	$ 45,091	$ 45,091	$ 40,240

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. **Summary of Significant Accounting Policies**

   a. **Type of Organization**
   Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

   Stratton was organized to sell private placement and related programs to qualified investors.

   Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

   b. **Cash and Cash Equivalents**
   Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities of less than three months (if any) as cash equivalents.

   c. **Use of Estimates**
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

   d. **Income Taxes**

   Effective June 30, 1999, the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable state statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level. The provision for New York City taxes on income for the years ended December 31, 2010, 2009 and 2008 are $1,597, $21,917 and $48,799, respectively.

   The Company is subject to income tax examination from 2007 thru the current period. The Company has not taken any uncertain tax positions and has not accrued any tax liabilities that may result from an income tax audit.

   The Company has adopted new accounting guidance as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes (Formerly FIN 48), regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The adoption of this guidance did not have an impact on the Company's financial position or result of operations. The management of the Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. Generally, tax authorities can examine tax returns filed for the last three years.

1. Summary of Significant Accounting Policies (Continued)

e. Subsequent Events

Management has evaluated subsequent events through February 12, 2011, the date that the financial statements were available to be issued. No significant material subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

2. Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	2010	2009	2008
Computer Equipment	5 Years	$23,860	$ 7,367	$ 7,367
Furniture and Fixtures	7 Years	5,115	5,115	5,115
		28,975	12,482	12,482
Less: Accumulated Depreciation		9,397	5,758	3,550
		$19,578	$ 6,724	$ 8,932

Depreciation expense for the years ending December 31, 2010, 2009 and 2008 is $3,639, $2,208 and $2,208 respectively.

3. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. As of the balance sheet dates the Company's cash exposure in excess of the FDIC insurance limits is $0. The Company routinely assesses the financial strengths of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

In 2010, 2009 and 2008, the three largest customers accounted for 99%, 99% and 80% of sales respectively.

4. Related Party Transactions

The company rents space from 985 Fifth Avenue, the home office of its sole shareholder for $53,460, $53,460 and $46,485 for the years ended December 31, 2010, 2009 and 2008, respectively.

5. Net Capital Requirements

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, 2009 and 2008, Stratton had net capital of $199,027, $164,107 and $160,142 which was $194,027, $157,645 and $155,142 in excess of its required net capital of $5,000, $6,442 and $5,000, respectively. Stratton's net capital ratio was 16 to 1, 59 to 1 and 44 to 1, respectively.

6. Defined Benefit Plan

The Company sponsored a defined benefit plan covering substantially all of its employees. As of September 1, 2010, the Company filed to terminate this plan and distribute the plan assets to the employee participants.

In 2008 and 2009 the plan had an unfunded benefit obligation and a deficiency in plan funding. Upon the termination of the plan, the non-shareholder employees' accounts were fully funded by the plan assets, and any unfunded obligations will reduce the shareholder's pension benefit account.

There should be no additional funding requirements needed by Stratton Capital Management, and effects of the termination of the plan were recognized in the 2010 operating results.

The summary of the plan's activity as recorded on the financial statements is as follows:

	2010	2009	2008
Amounts recognized in the statement of financial position consist of:			
Deficiency in plan funding	$ ---	$74,272	$ ---
Less: Deferred income tax benefits	---	(5,287)	---
	$ ---	$68,985	$ ---
Amounts recognized in the statement of income consist of:			
Pension Expense	$(20,711)	$46,128	$20,000
Adjustment from adopting ASC715	---	(15,536)	---
	$(20,711)	$30,592	$20,000
Amounts recognized in accumulated other comprehensive income consist of:			
Net Gain (Loss)	$ ---	$(62,724)	$ ---
Transition benefit asset	---	18,888	---
Other Adjustment	42,518	1,318	---
	$42,518	$(42,518)	$ ---

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010, 2009 AND 2008

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE I
YEARS ENDED DECEMBER 31,

	2010	2009	2008
NET CAPITAL			
Total Assets	$594,755	$953,698	$1,096,165
Less: Total Liabilities	32,756	96,934	71,130
Net Worth	561,999	856,764	1,025,035
Deductions and/or Charges			
Non-allowable Assets:			
Accounts Receivable	328,800	667,600	843,900
Prepaid Expenses - Other	14,594	18,333	12,061
Property and Equipment (Net of Depreciation)	19,578	6,724	8,932
Total Deductions and/or Charges	$362,972	$692,657	$ 864,893
Net Capital	$199,027	$164,107	$ 160,142
Aggregate Indebtedness			
Items Included in Statement of Financial Condition:			
Accounts Payable and Accrued Expense	$ 32,756	$ 22,915	$ 41,683
Liability for Pension Benefits	---	68,985	---
Income Taxes Payable	---	5,034	29,447
Total Aggregate Indebtedness	$ 32,756	$ 96,934	$ 71,130
Minimum Net Capital Required (Based on Aggregate Indebtedness)	$ 2,184	$ 6,462	$4,742
Computation of Basic Net Capital Requirement			
Minimum Net Capital required	$ 5,000	$ 5,000	$ 5,000
Excess Net Capital	$194,027	$157,645	$ 155,142
Excess Net Capital at 1,000 percent	$193,027	$154,414	$ 153,029
Ratio: Aggregate indebtedness to Net Capital	16.45%	59.06%	44.41%
Ratio: Aggregate indebtedness to Debt-Equity	0%	0%	0%
RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.			
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$130,344	$213,092	$ 142,643
Audit Adjustment to Reflect Pension Accrual	68,683	(48,985)	17,499
Net Capital Per Above	$199,027	$164,107	$ 160,142

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

The Board of Directors of
Stratton Capital Management Inc.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study on the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

IVES & SULTAN LLP
Certified Public Accountants

February 12, 2011

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

To the Board of Directors of
Stratton Capital Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Stratton Capital Management, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Stratton Capital Management, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Stratton Capital Management, Ltd.'s management is responsible for the Stratton Capital Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period January 1, 2010 to December 31, 2010. There is a difference in revenues due to year end audit adjustments; the SIPC, assessment was overpaid by $65.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Ives & Sultan LLP
Certified Public Accountants

February 12, 2011

STRATTON CAPITAL MANAGEMENT, LTD.

SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

SIPC-7 – General Assessment	$1,833
Less amounts paid to SIPC:	
July 21, 2010	$ 609
January 28, 2011	1,224
Total Payments	$1,833

STRATTON CAPITAL MANAGEMENT, LTD.

SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

SIPC-7 – General Assessment	$2,783
Less amounts paid to SIPC:	
December 31, 2008	150
September 16, 2009	226
February 10, 2010	2,407
Total Payments	$2,783